EXHIBIT 21

Subsidiaries Listing as of December 31, 2017

The following list details certain of the subsidiaries of Ashford Inc. Subsidiaries not included in the list are omitted because, in the aggregate, they are insignificant as defined by Item 601(b)(21) of Regulation S-K.

Subsidiary
Ashford Advisors, Inc.
AIM General Partner, LLC
Ashford Investment Management, LLC
AIM Management Holdco, LLC
AIM Performance Holdco, LP
AIM REHE Funds GP, LP
Ashford Hospitality Advisors LLC
Ashford Lending Corporation
OpenKey, Inc.
Ashford Hospitality Holdings, LLC
Ashford Hospitality Services LLC
PRE Opco, LLC
Lismore Capital LLC
PT Holdco, LLC
Presentation Technologies, LLC
J&S Audio Visual communications LLC
J&S Audio Visual Mexico S. de R.L.
J&S Audio Visual Dominican Republic L.P.
Red Hospitality & Leisure, LLC